NEWS RELEASE

ANTELOPE-3 DRILL STEM TEST CONFIRMS CONTINUITY OF HIGHLY PRODUCTIVE RESERVOIR

Port Moresby and Houston, TX, December 10, 2012: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced that drill stem test (DST) #1 in the Antelope-3 well in Papua New Guinea, tested natural gas and condensate with a maximum gas rate of 44.8 million cubic feet of gas per day with a flowing tubing pressure of 2,331 psi.

The Antelope-3 well was drilled conventionally from 5,321.8 feet (1,622 meters) with cumulative down hole drilling losses of 647 barrels until at 5,817 feet (1,773 meters) when there was a total loss of circulation. The well was then drilled with managed pressure to 5,905.8 feet (1,800 meters) the current depth.

At 5,905.8 feet (1,800 meters) the reservoir is comprised limestone and minor dolomite similar to the upper limestone reservoir observed in the uppermost Antelope-2 well.

Antelope-3 DST#1 utilised a casing packer set at 5,259 feet (1,602.9 meters) in the 9 5/8” casing and tested a 584 foot (178 meter) open hole interval from 5,321.8 feet (1,622 meters) to 5,905.8 feet (1,800 meters) through several choke sizes from 24/64 to 64/64 inch.

The well flowed at a maximum rate of 44.8 million cubic feet of gas per day with 10.4 to 14.9 barrels of condensate per million cubic feet through a 64/64” choke. The analysed gas composition is similar to Antleope-1 and Antelope-2.

The test was conducted through drill pipe and the gas flow rate was significantly limited by the downhole DST equipment and the surface separation package.

“InterOil is pleased to have encountered the reservoir higher than anticipated and to confirm continuity of highly productive reservoir at the Antelope-3 location. We are encouraged by the similarities to the Antelope-2 well with extended lateral development of this upper limestone unit,” stated Mr. David Holland, General Manager of Exploration of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

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Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, drilling of the Antelope-3 well in the Elk/Antelope field, the characteristics of the Antelope reef structure, and a review of the Company’s resource estimates, business prospects, strategies, regulatory developments, and the ability to obtain financing on acceptable terms. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the quality of the reservoir indicated by the Antelope-3 well. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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